October 30, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE,
Mail Stop 3561
Washington, DC 20549
Attention: Julie Bell

Re:	Ryder Funding II LP Ryder Truck Rental LT Revised S-3 Submission File No. 333-151759
Dear Ms. Bell:
On September 22, 2008, our client, Ryder Funding II LP (“the Company”) filed with the Securities and Exchange Commission (the “Commission”) an S-3/A, consisting of a form of prospectus supplement, a base prospectus and the exhibits related thereto. We are in receipt of the comments (the “Comments”) of the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated October 2, 2008. We and the Company thank the Staff for the Comments. On behalf of the Company, submitted below are the Company’s responses to the Comments.
For your convenience, the Company’s responses have been placed in the order in which the Staff presented its Comments and the text of the Comment is presented in bold and italics before each response. In order to assist your monitoring, we have either responded to the Comment and/or have indicated the page on which the form of prospectus supplement was amended in response to the Comment. All page references in this letter are to the marked version of the documents we are providing you, which are marked to show changes from the initial submission.
Registration Statement on Form S-3
General
1.	We note your response to our prior comment 2. Please confirm that all finalized agreements will be filed no later than four business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB.

Response: We confirm that all finalized agreements will be filed no later than four business days from the closing date of each takedown.

Ryder Funding II LP
October 30, 2008

Prospectus Supplement
The Sponsor and Servicer, page S-37
2.	We note your response to our prior comment 12 and reissue in part. Please provide the size of Ryder Truck Rental, Inc.’s portfolio of serviced assets of the type included in the current transaction. Refer to Item 1108(b) of Regulation AB.

Response: The prospectus supplement has been revised in accordance with this comment. Please see page S-39.
     Thank you for your attention to our revised submission. Please contact me at 917-777-4333 or mjoseph@mckeenelson.com, or my partner Reed Auerbach at 917-777-4400 or rauerbach@mckeenelson.com, should you want to discuss any of the matters raised in this letter.

Sincerely,
/s/ Matthew P. Joseph
Matthew P. Joseph

cc:	Ms. Flora Perez Ryder Funding II LP